Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following announcement is available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or was otherwise disseminated by Kraft Foods Inc. on January 22, 2010.

Forward-Looking Statements

This announcement contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-Related Information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC and Cadbury has filed an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Kraft Foods Inc.

Offer Update – Important information in relation to the Mix and Match Facility

Kraft Foods Inc. (“Kraft”) is providing further details about the recommended offer it announced on 19 January 2010 for Cadbury plc (the “Final Offer”), including, in particular, important information in relation to the Mix and Match Facility. This information is being provided solely to assist Cadbury Securityholders and does not affect or amend the terms of the Final Offer in any way.

UPDATE ON THE MIX AND MATCH FACILITY

Under the terms of the Final Offer, the Mix and Match Facility allows for accepting Cadbury Securityholders to elect to vary the proportions in which they receive New Kraft Foods Shares and cash consideration, subject to other Cadbury Securityholders making off-setting elections.

The reference share price and exchange rate of the Mix and Match Facility were set on 1 December 2009, the last practicable date prior to the publication of Kraft’s Original Offer Document. For certain legal and technical reasons it was not possible to update this when the Final Offer was announced. On 1 December 2009, the Kraft share price was $26.50 and the USD/GBP exchange rate was $1.6627 per GBP 1.00.

Cadbury Securityholders who elect for additional cash under the Mix and Match Facility (providing that there are sufficient off-setting elections for shares) would receive 799 pence per Cadbury Share in cash and 3,195 pence per Cadbury ADS in cash (excluding in each case the Special Dividend of 10 pence per Cadbury Share).

By contrast, the Final Offer’s current value is 827 pence per Cadbury Share and 3,308 pence per Cadbury ADS (excluding in each case the Special Dividend of 10 pence per Cadbury Share)1. The Final Offer’s value will change as the Kraft Foods share price and the USD/GBP exchange rate change.

Therefore, Cadbury Securityholders should note that the Final Offer’s value is presently higher than the value they may receive by electing for additional cash under the Mix and Match Facility.

[1]	This value is based on yesterday’s closing market price of USD28.24 per Kraft Foods Share and yesterday's exchange rate of USD 1.6175 per GBP 1.00.

Cadbury Securityholders who prefer cash to New Kraft Foods Shares may be able to realise greater value by accepting the basic terms of the Final Offer and then selling their New Kraft Foods Shares in the market than they would realise by electing for additional cash under the Mix and Match Facility. This will depend upon the price of New Kraft Foods Shares and the exchange rate prevailing at the time of sale. There can be no certainty regarding the total amount of cash which Cadbury Securityholders will receive through selling in the market and Kraft makes no recommendation as to the course of action which Cadbury Securityholders should take.

Cadbury Shareholders (except for Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders) who have already made an election under the Mix and Match Facility and wish to change or withdraw it should contact the Receiving Agent, Computershare Investor Services PLC on 0870 889 3144 (+44 870 889 3144 if calling from overseas) as soon as possible. Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders should contact the US Information Agent, Georgeson Inc. (tel: from outside the US, +1 212 806 6859 and from inside the US, 800 868 1391).

Dealing Facilities

Dealing facilities will be available to accepting Cadbury Securityholders who hold their shares in certificated form. For Cadbury Shareholders in many jurisdictions, including the UK and Ireland, these facilities will be free for the first dealing through such facilities, provided such dealing is effected within six weeks of the Offer becoming or being declared wholly unconditional. This is set out in further detail below.

Accepting Cadbury Securityholders in the jurisdictions listed in the definition of “CSN Permitted Jurisdiction” in the Original Offer Document (including the United Kingdom and Ireland) who currently hold their shares in certificated form will not be issued New Kraft Foods Shares, the holding and trading of which may involve unfamiliar formalities for non-US investors. Instead they will be issued Kraft Foods CDIs, which represent an entitlement to the underlying New Kraft Foods Shares. As the Kraft Foods CDIs can only be held through CREST, Kraft Foods will arrange for Computershare to hold these CDIs in a CSN Facility. Participants in the CSN Facility who want to realise cash for their Kraft Foods CDIs may take advantage of a dealing facility that will be provided by Computershare. The terms and conditions of this dealing facility are available on the Computershare website at www-uk.computershare.com/Investor/ShareDealing.asp. It should be noted that certain fees will apply to dealings through this facility. However, participants in the CSN Facility will not be charged fees in respect of their first dealing through this facility, provided such dealing is effected within six weeks of the Final Offer becoming or being declared wholly unconditional.

Accepting Cadbury Securityholders in jurisdictions other than CSN Permitted Jurisdictions (including the United States and Australia) who currently hold their shares in certificated form will hold their New Kraft Foods Shares through the Kraft Foods’ Direct Registration System (the “DRS”). Persons holding New Kraft Foods Shares under the DRS who want to realise cash for their New Kraft Foods Shares may take advantage of a dealing facility provided by Wells Fargo Shareholder Services. The terms and conditions of this dealing facility are available online at www.shareowneronline.com. It should be noted that certain fees will apply to dealings through this facility.

Capitalised terms used in this announcement shall have the meaning given to them in the documentation setting out the Final Offer.

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) by no later than 12 noon (London time) / 8.00 a.m. (New York City time) on 25 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and the accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended and will not be extended, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe such restrictions may render any purported acceptance of the Offer invalid.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.